SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15007

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

DAVE & BUSTER'S EMPLOYEE 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DAVE & BUSTER'S, INC.
2481 MANANA DRIVE
DALLAS, TX 75220

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Benefit Management Committee for the Dave & Buster's Employee 401(k) Savings Plan has duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVE & BUSTER'S EMPLOYEE 401(k) SAVINGS PLAN

By 401(k) Benefit Management Committee appointed pursuant to the Plan:

Date: June 27, 2002

By: ______________________
V.P., General Counsel, Committee Member

By: ______________________
V.P., Operations, Committee Member

By: ______________________
V. P., Human Resources, Committee Member

Sutton Frost Cary LLP
A Limited Liability Partnership
Certified Public Accountants and Consultants

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report incorporated by reference in the Registration Statement (Form S-8, File No. 333-88183) pertaining to the Dave & Buster's Employee 401(k) Savings Plan and in the related prospectus of our report dated May 31, 2002, with respect to the financial statements and supplemental schedule of the Dave & Buster's Employee 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Sutton Frost Cary

Sutton Frost Cary LLP

Dallas, Texas
June 19, 2002

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